FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December, 2006

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F

Registrant’s Press Release dated December 21, 2006.

2

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: /s/ Paul Weinberg

Paul Weinberg

General Counsel & Corporate Secretary

Dated: December 21, 2006

3

-FOR IMMEDIATE RELEASE-

ELRON ELIMINATES AN AGENDA ITEM FROM ITS ANNUAL GENERAL
MEETING ON DECEMBER 28, 2006

Tel Aviv, Israel –December 21, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it was eliminating one agenda item from its Annual General Meeting of Shareholders to be held at 3.00 pm, Israel time, on December 28, 2006, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

The approval of the adoption of Israeli generally accepted accounting principles (“Israeli GAAP”) as Elron’s primary accounting principles, which appeared as item no. 5 on the agenda for the shareholders meeting and is reflected in Elron’s proxy materials has been withdrawn. (Elron currently reports under US generally accepted accounting principles). The change to Israeli GAAP was being proposed on the assumption that Discount Investment Corporation Ltd. (“DIC”), Elron’s principal shareholder would hold a majority of Elron’s shares following the tender offer which DIC commenced on October 25, 2006, and that Elron’s financial statements would thereafter be consolidated with DIC’s. DIC’s shares are traded on the Tel Aviv Stock Exchange and it reports under Israeli GAAP. Since DIC did not become a majority shareholder as a result of the tender offer, Elron’s Board of Directors has concluded that it is not necessary to change Elron’s accounting principles and has withdrawn the proposal. Should DIC acquire majority ownership in the future, Elron may re-propose the change to Israeli GAAP or other accounting principles employed by DIC in presenting its financial statements.

The detailed notice and proxy statement are available at no charge on the U.S. Securities and Exchange Commission's website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).